RESVERLOGIX

www.resverlogix.com

08005789

November 3, 2008

SEC Mail Processing Section

NOV 04 2008

Washington, DC
101

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

SUPPL

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between October 16, 2008 through November 2, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR- Kelly McNeill
Chief Financial Officer

PROCESSED
NOV 14 2008
THOMSON REUTERS

KM/jch
Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Announces Closing of Debt Redemption

TSX Exchange Symbol: RVX

CALGARY, Oct. 17 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) announced today that the Toronto Stock Exchange has approved Resverlogix's previous announcement on October 15, 2008 regarding the redeeming of US $10 million of its remaining US $17.3 million debenture. The remaining balance of the debenture including accrued interest earned to October 14, 2008 is US $7.89 million.

To assist shareholders with understanding the salient and beneficial points to this amendment Resverlogix will post key facts to SEDAR.

Rodman & Renshaw, LLC served as an advisor to the company.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Kelly McNeill, Chief Financial Officer, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Kelly(at)resverlogix.com, Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 20:05e 17-OCT-08

Execution Copy

SECOND AMENDMENT AGREEMENT

This Second Amendment Agreement is made as of October 14, 2008 (this "**Agreement**"). Reference is made to the Securities Purchase Agreement, dated as of December 31, 2006 (as amended by the Amendment Agreement dated August 31, 2007, (the "**First Amendment**"), the "**January Purchase Agreement**"), by and among Resverlogix Corp. (the "**Company**") and the purchasers identified therein (only such purchasers who are also party to this Agreement are hereinafter referred to as the "**Purchasers**"), and the Company's Senior Secured Convertible Notes due January 5, 2010, as amended by the First Amendment (the "**January Notes**") and Warrants to purchase Common Shares, as amended by the First Amendment (the "**January Warrants**") issued to the Purchasers thereunder. Reference is also made to the Securities Purchase Agreement, dated as of June 4, 2007, as amended by the First Amendment (the "**June Purchase Agreement**"), by and among the Company and the Purchasers, and the Company's Senior Secured Convertible Notes due June 6, 2012, as amended by the First Amendment (the "**June Notes**") and Warrants to purchase Common Shares, as amended by the First Amendment (the "**June Warrants**"), issued to the Purchasers thereunder. Capitalized terms used but not defined herein shall have the meaning given to them in the June Purchase Agreement.

WHEREAS, as of the date of this Agreement, the Purchasers set forth on Schedule 1 hereto under the heading "January Holders" (the "**January Holders**") hold the outstanding principal amounts of the January Notes and/or an amount of January Warrants each as set forth on Schedule 1;

WHEREAS, as of the date of this Agreement, the Purchasers set forth on Schedule 1 hereto under the heading "June Holders" (the "**June Holders**," and together with the January Holders, the "**Holders**") hold the outstanding principal amounts of the June Notes set forth on Schedule 1;

WHEREAS, as of the date of this Agreement, the January Holders hold January Warrants to purchase the number of Common Shares set forth on Schedule 1;

WHEREAS, as of the date of this Agreement, the June Holders hold June Warrants to purchase the number of Common Shares set forth on Schedule 1;

WHEREAS, the Company desires to amend the terms of the January Notes and the June Notes as further set forth in this Agreement;

WHEREAS, the Company desires to repurchase a portion of the January Notes and a portion of the June Notes for cash as further set forth in this Agreement;

WHEREAS, the Company desires to repurchase a portion of the January Notes and a portion of the June Notes with shares of common stock of the Company as further set forth in this Agreement;

WHEREAS, the January Holders and the June Holders have respectively agreed to amend and transfer portions of the January Notes and the June Notes accordingly and, in consideration thereof, the Company has agreed to amend the terms of the January Warrants and the June Warrants and to make certain payment as further set forth in this Agreement; and

WHEREAS, in connection with the foregoing, the Company and the Purchasers desire to modify certain terms of the January Purchase Agreement and the June Purchase Agreement as further set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the sufficiency of which is hereby acknowledged by the Company and the Purchasers (the "**Parties**"), the Parties agree as follows:

1. The Company and each June Holder agrees that the June Note held by it, if any, is being amended and restated as of the date of this Agreement and agrees to the replacement of the June Note held by it with an Amended and Restated Note in the form attached as Exhibit A hereto (the "**Amended June Note**") in a principal amount as reflected on Schedule 1. Each June Holder further agrees that it shall not deliver a Put Notice pursuant to Section 3(c) of the Amended June Note until after March 31, 2009, provided however that the accrual of the Monthly Put Amount pursuant to Section 3(c) of the Amended June Note shall continue and not be suspended for the period beginning on the date of this Agreement and ending on March 31, 2009.

2. The Company and each January Holder agrees that the January Note held by it, if any, is being amended and restated as of the date of this Agreement and agrees to the replacement of the January Note held by it with an Amended June Note in a principal amount as reflected on Schedule 1.

3. Each June Holder agrees that the portion of such June Holder's June Note as is reflected on Schedule 1 under the heading "**June Note Cash Amount**" shall be repurchased by the Company for cash in an amount equal to the June Note Cash Amount. The Company agrees to pay each June Holder its June Cash Conversion Amount in immediately available funds, within one business day of this Agreement, by wire transfer or other means as instructed in writing by such June Holder.

4. Each June Holder agrees that the portion of such June Holder's June Note as is reflected on Schedule 1 under the heading "**June Note Stock Amount**" shall be amended such that the Conversion Price will be $2.61, and immediately thereafter converted by the Company into the number of Common Shares, as reflected in Schedule 1 (the "**June Shares**"). The Company agrees to deliver to each June Holder one or more stock certificates, free and clear of all restrictive and other legends, evidencing its June Conversion Shares, or, at the written direction of the June Holder and provided the Company is capable of providing the same, to effect such delivery by electronic transmittal electronic delivery of such Common Shares to the June Holder's balance account at the Depository Trust Company or a similar organization, in either case within three (3) calendar days after the date hereof.

5. Each Purchaser agrees that the January Warrant held by it is being amended and restated as of the date of this Agreement and agrees to the replacement of the January Warrant held by it with an Amended and Restated Warrant in the form attached as Exhibit B hereto (the "**Amended January Warrant**"), for the number of Common Shares reflected on Schedule 1 under the heading "January Warrant Shares".

6. Each Purchaser agrees that the June Warrant held by it is being amended and restated as of the date of this Agreement and agrees to the replacement of the June Warrant held by it with an Amended and Restated Warrant in the form attached as Exhibit C hereto (the "**Amended June Warrant**," and together with the Amended June Note and the Amended January Warrant, the "**Amended Securities**"), for the number of Common Shares reflected on Schedule 1 under the heading "June Warrant Shares".

7. Each Purchaser hereby waives any right it has to restrict the Company's ability to issue debt so long as (X) such debt cannot be converted into Common Shares or Common Share Equivalents until there are no longer any Notes or Warrants outstanding, (Y) holders of such newly issued debt execute a subordination agreement acceptable to Purchasers holding not less than two-thirds of the then outstanding aggregate principal amount of the Notes, and (Z) no payments will be made on such debt if any of the Notes are then outstanding,

8. The Purchasers agree that for any Offers of Subsequent Placements, the Purchasers shall only have three (3) Trading Days to accept such Offer and the Company shall have 30 calendar days from the date of receipt of the Offer by the Purchasers, to consummate the Subsequent Placement contemplated by the Offer.

9. The Purchasers agree that, notwithstanding any other provision in any of the Transaction Documents, for a period beginning on the date hereof and ending on the six-month anniversary hereof, the Company shall be allowed to sell assets at fair market value, provided that the entire proceeds of such asset sale must be used to pay down outstanding principal amount of Notes at a premium of 125% of the face amount thereof.

10. For clarification, each reference (a) in the January Purchase Agreement to (i) the "Notes" shall be deemed to refer to the Amended June Note, (ii) the "Warrants" shall be deemed to refer to the Amended January Warrants, (iii) the "Securities" shall be deemed to include the Amended June Note and the Amended January Warrant, rather than the January Note and the January Warrant, respectively and (iv) to the "Transaction Documents" shall be deemed to include the Amended June Note and the Amended January Warrant, rather than the January Note and the January Warrant, respectively, and this Agreement, and (b) in the June Purchase Agreement to (i) the "Existing Notes" shall be deemed to refer to the January Notes, (ii) the "Notes" shall be deemed to refer to the Amended June Notes, (iii) the "Warrants" shall be deemed to refer to the Amended June Warrants, (iv) to the "Securities" shall be deemed to include the Amended June Note and the Amended June Warrant, rather than the June Note and the June Warrant, respectively, and (v) to the "Transaction Documents" shall be deemed to include the Amended June Note and the Amended June Warrant, rather than the June Note and the June Warrant, respectively, and this Agreement, except in each case to the extent the context in either the January Purchase Agreement or the June Purchase Agreement requires otherwise.

11. The Company confirms, represents and warrants that, except as set forth on Schedule 4 hereto, each of the representations and warranties set forth in Section 3.1 of the January Purchase Agreement and Section 3.1 of the June Purchase Agreement are true and correct as of the date of this Agreement.

12. Each Holder confirms, severally and not jointly, that, except as set forth on Schedule 5 hereto, each of the representations and warranties of such Holder set forth in Section 3.2 of the January Purchase Agreement and Section 3.2 of the June Purchase Agreement are true and correct as of the date of this Agreement.

13. The Company represents, warrants and agrees that, notwithstanding anything to the contrary in this Agreement, the January Purchase Agreement (and the Transaction Documents contemplated thereby, as defined in this Agreement) or the June Purchase Agreement (and the Transaction Documents contemplated thereby, as defined in this Agreement), (a) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to refrain from purchasing or selling, long and/or short, any securities of the Company, or "derivative" securities based on securities issued by the Company or to hold any such securities, including the Amended Securities, or an economic interest therein for any specified term; (b) past or future open market or other transactions by any Purchaser, specifically including, without limitation, short sales or "derivative" transactions, before or after the date of this Agreement, may negatively impact the market price of the Company's publicly-traded securities; (c) any Purchaser, and counter-parties in "derivative" transactions to which any such Purchaser is a party, directly or indirectly, presently may have a "short" position in the Common Stock, and (d) each Purchaser shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction. The Company further agrees, represents and warrants that (x) any Purchaser may engage in hedging activities at various times during the period that the Amended Securities are outstanding, including, without limitation, during the periods that the value of the underlying securities deliverable with respect to the Amended Securities are being determined and (y) such hedging activities (if any) could reduce the value of the existing stockholders' equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges and agrees that the foregoing hedging activities do not constitute a breach of the January Purchase Agreement (and the Transaction Documents contemplated thereby, as defined in this Agreement) or the June Purchase Agreement (and the Transaction Documents contemplated thereby, as defined in this Agreement), provided that they are lawfully taken.

14. The Company confirms and agrees that each of the Existing Security Agreement, the Existing Subsidiary Security Agreement, the Security Agreement and the Subsidiary Security Agreement (the "**Security Agreements**") remains in full force and effect as of the date of this Agreement and the security interests granted pursuant to each of the Security Agreements remain valid, including without limitation in respect of the security interests granted to secure the obligations of the Company pursuant to the January Notes and the Amended June Notes. For clarification, all references (a) in the Existing Security Agreement and the Existing Subsidiary Security Agreement to the "Notes" shall be deemed to refer to the January Notes and (b) in the Security Agreement and the Subsidiary Security Agreement to the "Notes" shall be deemed to refer to the Amended June Notes.

15. The Company agrees, immediately after (and not before) the execution and delivery of this Agreement by all of the Parties, to issue a press release acceptable to the Purchasers (which acceptance may be sufficiently evidenced by the acceptance by Iroquois Capital Management, LLC) disclosing all material terms of the transactions contemplated by this

Agreement. On the date of this Agreement, the Company shall file final versions of this Agreement and the Amended Securities (to the extent required) with the TSX, a material change report in Alberta, and a Report of Exempt Distribution, if required, in the applicable jurisdictions describing the terms of the transactions contemplated by this Agreement.

16. Each Purchaser acknowledges and agrees that none of the transactions contemplated by this Agreement, including the amendment, restatement and replacement of the securities held by such Purchaser with the applicable Amended Securities, constitutes a breach of the January Purchase Agreement, the June Purchase Agreement, the January Warrants or the June Warrants. Each Purchaser acknowledges and agrees that Section 9 of the Amended January Warrants, Section 13 of the Amended June Notes and Section 9 of the Amended June Warrants, shall not be applicable to the issuance of the Amended Securities as contemplated by this Agreement. Notwithstanding anything to the contrary contained in any of the other Transaction Documents, the Company agrees and acknowledges that the Purchasers reserve their rights to receive any benefit, consideration or modification offered or paid to any purchaser, including but not limited to any other purchaser party to either the January Purchase Agreement or the June Purchase Agreement.

17. On the date of this Agreement, the Company shall pay to Iroquois Capital Management, LLC an additional amount of $35,000 for its fees and expenses incurred in connection with the preparation and negotiation of this Agreement and the Amended Securities (including without limitation legal fees).

18. Except as specifically set forth in this Agreement, all terms and conditions of the January Purchase Agreement (as amended by the June Purchase Agreement) and the June Purchase Agreement shall remain in full force and effect. Other than as set forth in the January Purchase Agreement (and the Transaction Documents contemplated thereby, as defined in this Agreement) and the June Purchase Agreement (and the Transaction Documents contemplated thereby, as defined in this Agreement), this Agreement contains a complete statement of the arrangements among any of the Parties with respect to the subject matter hereof and supersedes all prior arrangements or understandings among any of the Parties with respect thereto. To the extent any conflict between this Agreement and either the January Purchase Agreement or the June Purchase Agreement arises, this Agreement shall prevail.

19. The closing of the transactions contemplated hereby are subject to the Purchasers, and the Company with respect to (a), receiving evidence of (a) TSX approval on terms satisfactory to Purchaser, and (b) receipt of Board resolutions approving the transactions contemplated by this Agreement. The Company agrees that it shall use commercially reasonable efforts, including but not limited to obtaining shareholder approval, to obtain TSX approval of the transactions contemplated hereby. If TSX approval of the transactions contemplated hereby is not obtained, or for any other reason the transactions contemplated by this Agreement have not been consummated, within 3 days of the date of this Agreement, then Purchasers who would hold a majority in interest of the Amended June Notes upon such consummation shall have the right to terminate this Agreement.

20. In the event that any amount (or shares) payable to the Purchasers hereunder is subject to withholding tax, the Company shall gross up such amount (or shares) to ensure that the Purchaser receives a full amount thereof after the application of any such withholding tax. This clause shall apply in succession as necessary. Demand and piggy-back registration rights will be given upon request of the Purchasers in customary form for transactions of this nature.

21. The representations, warranties and agreements of the Parties contained in this Agreement shall survive the execution and delivery of this Agreement.

22. The Parties agree that this Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

23. Neither this Agreement nor any provisions hereof may be waived, modified, discharged or terminated except by an instrument in writing signed by the Party against whom any such waiver, modification, discharge or termination is sought.

24. This Agreement shall be governed by and construed in accordance with the law of the State of New York.

25. This Agreement may be executed and delivered by each of the Parties in separate counterparts, each of which when so executed and delivered shall be deemed an original and each of which taken together shall constitute one and the same agreement.

26. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority by judgment or order no longer subject to review, to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

27. Nothing in this Agreement, express or implied, is intended or shall be construed to give anyone other than the Parties or their respective successors or permitted assigns any legal or equitable right, remedy or claims under or in respect of any provision contained in this Agreement.

28. The Company shall, and shall cause its officers, employees and advisors to, use their respective reasonable efforts to cooperate with and assist each other and to provide such information and execute and deliver such additional documents, in each case, as may be reasonably required in order to effect the transactions contemplated by this Agreement.

[Remainder of page intentionally left blank.
Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

RESVERLOGIX CORP.

By:________________________________
Name:
Title:

[Signature pages of Purchasers follow.]

PURCHASER:

By:______________________________
Name:
Title:

Schedule 1

Schedule 4

None

Schedule 5

None of the Purchasers are bringing down any representations regarding their trading activity including but not limited to Section 3.2(c)(viii) of the January Purchase Agreement.

Exhibit C

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(A)(1),(2), (3) OR (7) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

RESVERLOGIX CORP. /

WARRANT TO PURCHASE COMMON SHARES

Warrant No. [___]

Dated: Original Issue Date of June 6, 2007, Amended and Restated as of October 14, 2008

Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"), hereby certifies that, for value received, [____________], or its registered assigns (the "**Holder**"), is entitled to purchase from the Company up to a total of [______] common shares (the "**Common Shares**"), of the Company (each such share, a "**Warrant Share**" and all such shares, the "**Warrant Shares**") at an exercise price per share equal to CAD$3.07 (as adjusted from time to time as provided in Section 9, the "**Exercise Price**"), at any time and from time to time from and after the date of original issuance of this Warrant (the "**Issue Date**") and through and including October 14, 2013 (the "**Expiration Date**"), and subject to the following terms and conditions. This Warrant to Purchase Common Shares (this "**Warrant**") is one of a series of similar warrants issued pursuant to that certain Securities Purchase Agreement, dated as of June 4, 2007, by and among the Company and the Purchasers identified therein (as amended, the "**Purchase Agreement**"). All such warrants are referred to herein, collectively, as the "**Warrants**."

1. Definitions. In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement.

2. Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "**Warrant Register**"), in the name of the Holder hereof from time to time. The Company may deem and treat the Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes.

3. Registration of Transfers. Subject to Section 4.1 of the Purchase Agreement, the Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached as Schedule 2 hereto duly completed and signed, to the Company's transfer agent or to the Company at its address specified herein. Upon any such registration or transfer, a new warrant to purchase Common Shares, in substantially the form of this Warrant (any such new warrant, a "**New Warrant**"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4. Exercise and Duration of Warrant.

(a) This Warrant shall be exercisable by the Holder at any time and from time to time on or after the Issue Date to and including the Expiration Date. At 5:30 P.M., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the "**Exercise Notice**"), appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a "cashless exercise" if so indicated in the Exercise Notice), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "**Exercise Date**." The Holder shall be required to deliver the original Warrant in order to effect an exercise hereunder. The Holder shall, however, be entitled to effect the exercise of the remaining number of Warrant Shares by notice to the Company at any time during which the Warrant is in transit to or from the Company or in the possession of the Company.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Trading Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date. The Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, use its best efforts to deliver Warrant Shares hereunder electronically through CDS Clearing and Depository Services Inc.

(b) This Warrant is exercisable, either in its entirety or, from time to time, for any number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase up to the remaining number of Warrant Shares.

(c) In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder a certificate representing Warrant Shares by the fifth Trading Day after the date on which delivery of such certificate is required by this Warrant, and if after such fifth Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares that the Holder anticipated receiving from the Company (a **"Buy-In"**), then in the Holder's sole discretion, the Company shall within five Trading Days after the Holder's request, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the **"Buy-In Price"**), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (i) such number of Common Shares, multiplied by (ii) the Closing Price on the date of the event giving rise to the Company's obligation to deliver such certificate.

(d) The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit the Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing Common Shares upon exercise of this Warrant as required pursuant to the terms hereof.

6. Charges, Taxes and Expenses. Issuance and delivery of certificates for Common Shares upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof. Any and all payments by or on account of any obligation of the Company hereunder or under any other Transaction Document shall be made free and clear of and without reduction or withholding for any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings,

now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority (other than taxes on or measured by net income of the Holder of this Warrant); provided that if any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings are required to be withheld by the Company pursuant to applicable law from any amounts payable to the Holder, then (i) the sum payable to Holder shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section) the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions or withholdings and (iii) the Company shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, or the Holder fails to deliver such certificate as may otherwise be provided herein, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price, or "cashless exercise" in respect thereof, in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Company will take all such action as may be necessary to assure that such Common Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Shares may be listed or quoted.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Dividends and Stock Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital stock that is payable in Common Shares, (ii) subdivides outstanding Common Shares into a larger number of shares, or (iii) combines outstanding Common Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction the numerator of which shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to holders of Common Shares (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, "**Distributed Property**"), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Exercise Price multiplied by a fraction the denominator of which shall be the average of the Closing Prices for the five Trading Days ending three Trading Days prior to such record date and the numerator of which shall be such average less the then fair market value of the Distributed Property distributed in respect of one outstanding Common Share, as determined by the Company's independent chartered accountants that regularly examine the financial statements of the Company (or, if such accountants decline to make such valuation, such independent chartered accountants or valuation firm that is mutually acceptable to the Company and the Holder) (the "**Appraiser**"). In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an additional appraiser (which shall be an accounting or valuation firm), in which case such fair market value shall be deemed to equal the simple average of the values determined by each of the Appraiser and such additional appraiser. As an alternative to the foregoing adjustment to the applicable Exercise Price, at the request of the Holder delivered before the 60th day after the record date fixed for determination of shareholders entitled to receive such distribution, the Company will hold the Distributed Property in escrow and deliver to the Holder, the Distributed Property that the Holder would have been entitled to receive in respect of such number of Warrant Shares had the Holder been the record holder of such Warrant Shares immediately prior to such record date within three Trading Days following exercise of this Warrant.

(c) Fundamental Changes. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Shares covered by Section 9(a) above) or any other Change of Control (in any such case, a "**Fundamental Change**"), then the Holder shall have the right thereafter only to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "**Alternate Consideration**"). The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Change, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then the Holder shall be given the same choice as to the Alternate Consideration it is entitled to receive upon any exercise of this Warrant

following such Fundamental Change. At the Holder's request, any successor to the Company or surviving entity in such Fundamental Change shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to purchase only the Alternate Consideration for the aggregate Exercise Price upon exercise thereof. The terms of any agreement pursuant to which a Fundamental Change is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 9(c) and ensuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Change (or, for greater certainty, any other event or circumstance referred to in this Section 9). If any Fundamental Change constitutes or results in a Change of Control, then at the request of the Holder delivered before the 90th day after such Fundamental Change, the Company (or any such successor or surviving entity) will purchase this Warrant from the Holder for a purchase price, payable in cash within five Trading Days after such request (or, if later, on the effective date of the Fundamental Change), equal to the value of the remaining unexercised portion of this Warrant on the date of such request calculated using the Black-Scholes option pricing model. For the purposes hereof, the term **"Change of Control"** means the occurrence of any of the following in one or a series of related transactions: (a) an acquisition after the Issue Date by an individual or legal entity or "group" under applicable Securities Laws of more than 50% of the voting rights or equity interests in the Company; (b) a replacement of more than 50% of the members of the Company's board of directors that is not approved or nominated by those individuals who are members of management or the board of directors on the Issue Date (or other directors previously approved by such individuals); (c) an amalgamation, arrangement, merger or consolidation of the Company or a sale directly or indirectly of any of the Company's material or core pharmaceutical compounds or other material assets of the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to such transaction continue to hold at least 50% of the voting rights and equity interests in the surviving entity or acquirer of such assets; (d) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than 50% of the voting rights or equity interests in the Company; (e) consummation of a "business combination" under Ontario Securities Laws with respect to the Company or any other transaction that would result in the Company no longer being a reporting issuer under applicable Securities Laws; or (f) the execution by the Company or its controlling shareholders of an agreement providing for or reasonably likely to result in any of the foregoing events.

(d) Subsequent Equity Sales.

(i) If, at any time prior to the Expiration Date, the Company or any Subsidiary issues additional Common Shares or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Common Shares or otherwise entitling any Person to acquire Common Shares (collectively, "**Common Share Equivalents**") at a purchase price per Common Share (the "**Effective Price**") less than the Exercise Price (as adjusted hereunder to such date), then the Exercise Price shall be reduced to equal the Effective Price. For purposes of this paragraph, in connection with any issuance of any Common Share Equivalents, (A) the maximum number of Common Shares potentially issuable at any time upon conversion, exercise or exchange of such Common Share Equivalents (the "**Deemed Number**") shall be deemed to be outstanding upon issuance of such Common Share Equivalents, (B) the Effective Price

applicable to such Common Shares shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Share Equivalents and to convert, exercise or exchange them into Common Shares, divided by the Deemed Number, (C) no further adjustment shall be made to the Exercise Price upon the actual issuance of Common Shares upon conversion, exercise or exchange of such Common Share Equivalents, and (D) to the extent that any such Common Share Equivalents expire before fully converted, exercised or exchanged, the Exercise Price will be readjusted to reflect such expiration.

(ii) If, at any time while this Warrant is outstanding, the Company directly or indirectly issues Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares (a "**Floating Price Security**"), then for purposes of applying the preceding paragraph in connection with any subsequent conversion, the Effective Price will be determined separately on each Exercise Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Shares on such Exercise Date (regardless of whether any such holder actually acquires any shares on such date).

(iii) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Shares and Common Share Equivalents made pursuant to the definition of Excluded Stock.

(iv) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of the first issuance (the "**First Issuance**") of Common Shares and Common Share Equivalents made after October 14, 2008 and prior to April 15, 2009, if the aggregate gross proceeds received, or to be received (not including any proceeds to be received from the exercise of any warrants issued in connection with the First Issuance), by the Company associated with such issuance (the "**Aggregate Proceeds**") is less than CAD$20,000,000 (the "**Threshold Amount**"). If the Aggregate Proceeds of such issuance is greater than the Threshold Amount, then this Subsection 9(d)(iv) shall be of no further force or effect. For the purposes of clarity this Subsection 9(d)(iv) be void and of no further force or effect after the first to occur of (i) the First Issuance and (ii) April 15, 2009

(e) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a), (b) or (d) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(f) Calculations. All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the

Company, and the sale or issuance of any such shares shall be considered an issue or sale of Common Shares.

(g) Deferral of De Minimus Adjustment. No adjustment in the Exercise Price need be made unless the adjustment would require an increase or decrease of at least $0.01 in the Exercise Price, provided that any adjustment which does not meet this threshold and is not made shall be carried forward and taken into account in subsequent adjustments.

(h) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's transfer agent.

(i) Approvals. In the event that any adjustment of the Conversion Price requires approval of the TSX or any other person or regulatory body, adjustment shall be made to the maximum extent not requiring such approval and the Company shall use it best efforts to obtain the required approval as soon as possible.

10. Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Change or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least seven Trading Days prior to the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

11. Payment of Exercise Price. The Holder, at its election, may either pay the Exercise Price in immediately available funds, or satisfy its obligation to pay the Exercise Price through a "cashless exercise," in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

$$X = Y [(A-B)/A]$$

where:

X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this

Warrant is being exercised.

A = the average of the Closing Prices for the five Trading Days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

12. Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded down to the nearest whole share with the fractional interest to be paid in cash based on the then current market price.

13. Notices. Any and all notices or other communications or deliveries hereunder (including any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery. The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two Trading Days' prior notice to the other party in accordance with this Section 13.

14. Limitation on Exercise. Notwithstanding anything to the contrary contained herein, the number of Common Shares that may be acquired by the Holder upon any exercise of this Warrant shall be limited to the extent necessary to ensure that, immediately following such exercise, the total number of Common Shares then beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder's for purposes of Section 102.1 of the Securities Act (Ontario), does not exceed 9.9% (the "**Maximum Percentage**") of the total number of issued and outstanding Common Shares (including for such purpose the Common Shares issuable upon such exercise). The Company's obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions herein or in any Transaction Document) until such time, if any, as such Common Shares may be issued in compliance with such limitation.

15. Miscellaneous.

(a) The Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or (except as provided in the 3rd sentence of Section 9(b)) receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such

Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 15(a), the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company, contemporaneously with the giving thereof to the shareholders.

(b) Subject to the restrictions on transfer set forth on the first page hereof and in Section 4.1 of the Purchase Agreement, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company except to a successor in the event of a Fundamental Change. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder or their successors and permitted assigns.

(c) The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company (i) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, and (ii) will not close its shareholder books or records in any manner which interferes with the timely exercise of this Warrant.

(d) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR

CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(e) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(f) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(g) The Company shall, to the extent not prohibited under applicable Securities Laws, cooperate in issuing certificates representing Warrants or Warrant Shares free of any legends upon the request of the Holder at any time after the date that is four months from the Issue Date.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of the date first above indicated.

RESVERLOGIX CORP.

By: ______________________________
Name:
Title:

Schedule 1

FORM OF EXERCISE NOTICE

(To be executed by the Holder to exercise the right to purchase Common Shares under the foregoing Warrant)

To: Resverlogix Corp.

The undersigned is the Holder of Warrant No. _______ (the "**Warrant**") issued by Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1. The Warrant is currently exercisable to purchase a total of _____________ Warrant Shares.

2. The undersigned Holder hereby exercises its right to purchase ________________ Warrant Shares pursuant to the Warrant.

3. The Holder intends that payment of the Exercise Price shall be made as (check one):

 ____ "Cash Exercise"

 ____ "Cashless Exercise"

4. If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $___________ to the Company in accordance with the terms of the Warrant.

5. Pursuant to this exercise, the Company shall deliver to the Holder ______________ Warrant Shares in accordance with the terms of the Warrant.

6. Following this exercise, the Warrant shall be exercisable to purchase a total of _____________ Warrant Shares.

Dated: _____________, ____

Name of Holder:

(Print) ____________________________

By:______________________________
Name:____________________________
Title:_____________________________

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Schedule 2

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the within Warrant to purchase ____________ Common Shares of Resverlogix Corp. to which the within Warrant relates and appoints ________________ attorney to transfer said right on the books of Resverlogix Corp. with full power of substitution in the premises.

Dated: _____________, _____

____

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

____

Address of Transferee

____

____

In the presence of:

____

Exhibit B

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(A)(1),(2), (3) OR (7) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

RESVERLOGIX CORP.

WARRANT TO PURCHASE COMMON SHARES

Warrant No. ___

Dated: Original Issue Date of January 4, 2007, Amended and Restated as of October 14, 2008

Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"), hereby certifies that, for value received, [______________], or its registered assigns (the "**Holder**"), is entitled to purchase from the Company up to a total of [_________] common shares (the "**Common Shares**"), of the Company (each such share, a "**Warrant Share**" and all such shares, the "**Warrant Shares**") at an exercise price per share equal to CAD$[___][1] (as adjusted from time to time as provided in Section 9, the "**Exercise Price**"), at any time and from time to time from and after the date of original issuance of this Warrant (the "**Issue Date**") and through and including October 14, 2013 (the "**Expiration Date**"), and subject to the following terms and conditions. This Warrant to Purchase Common Shares (this "**Warrant**") is one of a series of similar warrants issued pursuant to that certain Securities Purchase Agreement, dated as of December 31, 2007, by and among the Company and the Purchasers identified therein (as amended, the "**Purchase Agreement**"). All such warrants are referred to herein, collectively, as the "**Warrants**."

1. Definitions. In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement.

---

[1] VWAP for the 5 trading days immediately prior to closing.

2. Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "**Warrant Register**"), in the name of the Holder hereof from time to time. The Company may deem and treat the Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes.

3. Registration of Transfers. Subject to Section 4.1 of the Purchase Agreement, the Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached as Schedule 2 hereto duly completed and signed, to the Company's transfer agent or to the Company at its address specified herein. Upon any such registration or transfer, a new warrant to purchase Common Shares, in substantially the form of this Warrant (any such new warrant, a "**New Warrant**"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4. Exercise and Duration of Warrant.

(a) This Warrant shall be exercisable by the Holder at any time and from time to time on or after the Issue Date to and including the Expiration Date. At 5:30 P.M., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the "**Exercise Notice**"), appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a "cashless exercise" if so indicated in the Exercise Notice), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "**Exercise Date.**" The Holder shall be required to deliver the original Warrant in order to effect an exercise hereunder. The Holder shall, however, be entitled to effect the exercise of the remaining number of Warrant Shares by notice to the Company at any time during which the Warrant is in transit to or from the Company or in the possession of the Company.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Trading Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date. The Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, use its best efforts to deliver Warrant Shares hereunder electronically through CDS Clearing and Depository Services Inc.

(b) This Warrant is exercisable, either in its entirety or, from time to time, for any number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase up to the remaining number of Warrant Shares.

(c) In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder a certificate representing Warrant Shares by the third Trading Day after the date on which delivery of such certificate is required by this Warrant, and if after such third Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares that the Holder anticipated receiving from the Company (a **"Buy-In"**), then in the Holder's sole discretion, the Company shall within three Trading Days after the Holder's request, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the **"Buy-In Price"**), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (i) such number of Common Shares, multiplied by (ii) the Closing Price on the date of the event giving rise to the Company's obligation to deliver such certificate.

(d) The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit the Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing Common Shares upon exercise of this Warrant as required pursuant to the terms hereof.

6. Charges, Taxes and Expenses. Issuance and delivery of certificates for Common Shares upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof. Any and all payments by or on account of any obligation of the Company hereunder or under any other Transaction Document shall be made free and clear of and without reduction or withholding for any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings,

now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority (other than taxes on or measured by net income of the Holder of this Warrant); provided that if any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings are required to be withheld by the Company pursuant to applicable law from any amounts payable to the Holder, then (i) the sum payable to Holder shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section) the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions or withholdings and (iii) the Company shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, or the Holder fails to deliver such certificate as may otherwise be provided herein, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price, or "cashless exercise" in respect thereof, in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Company will take all such action as may be necessary to assure that such Common Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Shares may be listed or quoted.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Dividends and Stock Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital stock that is payable in Common Shares, (ii) subdivides outstanding Common Shares into a larger number of shares, or (iii) combines outstanding Common Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction the numerator of which shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to holders of Common Shares (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, "**Distributed Property**"), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Exercise Price multiplied by a fraction the denominator of which shall be the average of the Closing Prices for the five Trading Days ending three Trading Days prior to such record date and the numerator of which shall be such average less the then fair market value of the Distributed Property distributed in respect of one outstanding Common Share, as determined by the Company's independent chartered accountants that regularly examine the financial statements of the Company (or, if such accountants decline to make such valuation, such independent chartered accountants or valuation firm that is mutually acceptable to the Company and the Holder) (the "**Appraiser**"). In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an additional appraiser (which shall be an accounting or valuation firm), in which case such fair market value shall be deemed to equal the simple average of the values determined by each of the Appraiser and such additional appraiser. As an alternative to the foregoing adjustment to the applicable Exercise Price, at the request of the Holder delivered before the 60th day after the record date fixed for determination of shareholders entitled to receive such distribution, the Company will hold the Distributed Property in escrow and deliver to the Holder, the Distributed Property that the Holder would have been entitled to receive in respect of such number of Warrant Shares had the Holder been the record holder of such Warrant Shares immediately prior to such record date within three Trading Days following exercise of this Warrant.

(c) Fundamental Changes. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Shares covered by Section 9(a) above) or any other Change of Control (in any such case, a "**Fundamental Change**"), then the Holder shall have the right thereafter only to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "**Alternate Consideration**"). The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Change, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then the Holder shall be given the same choice as to the Alternate Consideration it is entitled to receive upon any exercise of this Warrant

following such Fundamental Change. At the Holder's request, any successor to the Company or surviving entity in such Fundamental Change shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to purchase only the Alternate Consideration for the aggregate Exercise Price upon exercise thereof. The terms of any agreement pursuant to which a Fundamental Change is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 9(c) and ensuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Change (or, for greater certainty, any other event or circumstance referred to in this Section 9). If any Fundamental Change constitutes or results in a Change of Control, then at the request of the Holder delivered before the 90th day after such Fundamental Change, the Company (or any such successor or surviving entity) will purchase this Warrant from the Holder for a purchase price, payable in cash within five Trading Days after such request (or, if later, on the effective date of the Fundamental Change), equal to the value of the remaining unexercised portion of this Warrant on the date of such request calculated using the Black-Scholes option pricing model. For the purposes hereof, the term "**Change of Control**" means the occurrence of any of the following in one or a series of related transactions: (a) an acquisition after the Issue Date by an individual or legal entity or "group" under applicable Securities Laws of more than 50% of the voting rights or equity interests in the Company; (b) a replacement of more than 50% of the members of the Company's board of directors that is not approved or nominated by those individuals who are members of management or the board of directors on the Issue Date (or other directors previously approved by such individuals); (c) an amalgamation, arrangement, merger or consolidation of the Company or a sale directly or indirectly of any of the Company's material or core pharmaceutical compounds or other material assets of the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to such transaction continue to hold at least 50% of the voting rights and equity interests in the surviving entity or acquirer of such assets; (d) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than 50% of the voting rights or equity interests in the Company; (e) consummation of a "business combination" under Ontario Securities Laws with respect to the Company or any other transaction that would result in the Company no longer being a reporting issuer under applicable Securities Laws; or (f) the execution by the Company or its controlling shareholders of an agreement providing for or reasonably likely to result in any of the foregoing events.

(d) Subsequent Equity Sales.

(i) If, at any time prior to the Expiration Date, the Company or any Subsidiary issues additional Common Shares or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Common Shares or otherwise entitling any Person to acquire Common Shares (collectively, "**Common Share Equivalents**") at a purchase price per Common Share (the "**Effective Price**") less than the Exercise Price (as adjusted hereunder to such date), then the Exercise Price shall be reduced to equal the Effective Price. For purposes of this paragraph, in connection with any issuance of any Common Share Equivalents, (A) the maximum number of Common Shares potentially issuable at any time upon conversion, exercise or exchange of such Common Share Equivalents (the "**Deemed Number**") shall be deemed to be outstanding upon issuance of such Common Share Equivalents, (B) the Effective Price

applicable to such Common Shares shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Share Equivalents and to convert, exercise or exchange them into Common Shares, divided by the Deemed Number, (C) no further adjustment shall be made to the Exercise Price upon the actual issuance of Common Shares upon conversion, exercise or exchange of such Common Share Equivalents, and (D) to the extent that any such Common Share Equivalents expire before fully converted, exercised or exchanged, the Exercise Price will be readjusted to reflect such expiration.

(ii) If, at any time while this Warrant is outstanding, the Company directly or indirectly issues Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares (a "**Floating Price Security**"), then for purposes of applying the preceding paragraph in connection with any subsequent conversion, the Effective Price will be determined separately on each Exercise Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Shares on such Exercise Date (regardless of whether any such holder actually acquires any shares on such date).

(iii) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Shares and Common Share Equivalents made pursuant to the definition of Excluded Stock.

(iv) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of the first issuance (the "**First Issuance**") of Common Shares and Common Share Equivalents made after October 14, 2008 and prior to April 15, 2009, if the aggregate gross proceeds received, or to be received (not including any proceeds to be received from the exercise of any warrants issued in connection with the First Issuance), by the Company associated with such issuance (the "**Aggregate Proceeds**") is less than CAD$20,000,000 (the "**Threshold Amount**"). If the Aggregate Proceeds of such issuance is greater than the Threshold Amount, then this Subsection 9(d)(iv) shall be of no further force or effect. For the purposes of clarity this Subsection 9(d)(iv) be void and of no further force or effect after the first to occur of (i) the First Issuance and (ii) April 15, 2009.

(e) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a), (b) or (d) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(f) Calculations. All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the

Company, and the sale or issuance of any such shares shall be considered an issue or sale of Common Shares.

(g) Deferral of De Minimus Adjustment. No adjustment in the Exercise Price need be made unless the adjustment would require an increase or decrease of at least $0.01 in the Exercise Price, provided that any adjustment which does not meet this threshold and is not made shall be carried forward and taken into account in subsequent adjustments.

(h) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's transfer agent.

(i) Approvals. In the event that any adjustment of the Conversion Price requires approval of the TSX or any other person or regulatory body, adjustment shall be made to the maximum extent not requiring such approval and the Company shall use it best efforts to obtain the required approval as soon as possible.

10. Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Change or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least seven Trading Days prior to the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

11. Payment of Exercise Price. The Holder, at its election, may either pay the Exercise Price in immediately available funds, or satisfy its obligation to pay the Exercise Price through a "cashless exercise," in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

$$X = Y [(A-B)/A]$$

where:

X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this

Warrant is being exercised.

A = the average of the Closing Prices for the five Trading Days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

12. Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded down to the nearest whole share with the fractional interest to be paid in cash based on the then current market price.

13. Notices. Any and all notices or other communications or deliveries hereunder (including any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery. The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two Trading Days' prior notice to the other party in accordance with this Section 13.

14. Limitation on Exercise. Notwithstanding anything to the contrary contained herein, the number of Common Shares that may be acquired by the Holder upon any exercise of this Warrant shall be limited to the extent necessary to ensure that, immediately following such exercise, the total number of Common Shares then beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder's for purposes of Section 102.1 of the Securities Act (Ontario), does not exceed 9.9% (the "**Maximum Percentage**") of the total number of issued and outstanding Common Shares (including for such purpose the Common Shares issuable upon such exercise). The Company's obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions herein or in any Transaction Document) until such time, if any, as such Common Shares may be issued in compliance with such limitation.

15. Miscellaneous.

(a) The Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or (except as provided in the 3rd sentence of Section 9(b)) receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such

Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 15(a), the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company, contemporaneously with the giving thereof to the shareholders.

(b) Subject to the restrictions on transfer set forth on the first page hereof and in Section 4.1 of the Purchase Agreement, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company except to a successor in the event of a Fundamental Change. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder or their successors and permitted assigns.

(c) The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company (i) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, and (ii) will not close its shareholder books or records in any manner which interferes with the timely exercise of this Warrant.

(d) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR

CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(e) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(f) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(g) The Company shall, to the extent not prohibited under applicable Securities Laws, cooperate in issuing certificates representing Warrants or Warrant Shares free of any legends upon the request of the Holder at any time.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of the date first above indicated.

RESVERLOGIX CORP.

By: ______________________________
Name:
Title:

Schedule 1

FORM OF EXERCISE NOTICE

(To be executed by the Holder to exercise the right to purchase Common Shares under the foregoing Warrant)

To: Resverlogix Corp.

The undersigned is the Holder of Warrant No. ______ (the "**Warrant**") issued by Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1. The Warrant is currently exercisable to purchase a total of _____________ Warrant Shares.

2. The undersigned Holder hereby exercises its right to purchase _______________ Warrant Shares pursuant to the Warrant.

3. The Holder intends that payment of the Exercise Price shall be made as (check one):

   ____ "Cash Exercise"

   ____ "Cashless Exercise"

4. If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $___________ to the Company in accordance with the terms of the Warrant.

5. Pursuant to this exercise, the Company shall deliver to the Holder _____________ Warrant Shares in accordance with the terms of the Warrant.

6. Following this exercise, the Warrant shall be exercisable to purchase a total of _____________ Warrant Shares.

Dated: _____________, ____

Name of Holder:

(Print) __________________________

By: __________________________
Name: __________________________
Title: __________________________

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Schedule 2

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________ the right represented by the within Warrant to purchase ___________ Common Shares of Resverlogix Corp. to which the within Warrant relates and appoints _______________ attorney to transfer said right on the books of Resverlogix Corp. with full power of substitution in the premises.

Dated: ____________, ____

____
(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

____
Address of Transferee

____

____

In the presence of:

____

Exhibit A

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES MAY BE PLEDGED TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(A)(1),(2), (3) OR (7) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

No. [__]　　　　　　　　　　　　　　　　　　　　US$[__________][1]

Date: Original Issue Date of June 6, 2007, Amended and Restated as of October 14, 2008

RESVERLOGIX CORP.
SENIOR SECURED CONVERTIBLE NOTE DUE
June 6, 2012

THIS NOTE is one of a series of duly authorized and issued senior secured convertible promissory notes of Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"), designated as its Senior Secured Convertible Notes due June 6, 2012, in the initial aggregate principal amount of [__________][2] MILLION DOLLARS (US$[__________][2]) (collectively, the "**Notes**").

FOR VALUE RECEIVED, the Company promises to pay to the order of [__________] or its registered assigns (the "**Holder**"), the principal amount of [__________] DOLLARS (US$[__________]), on June 6, 2012 (the "**Maturity Date**"), or such earlier date as the Notes are required to be repaid as provided hereunder, and to pay interest to the Holder on the then outstanding principal amount of this Note in accordance with the provisions hereof. In addition, the Company shall pay to the order of the Holder interest on any principal or interest payable hereunder that is not paid in full when due, whether at the time of any stated interest payment date or maturity or by prepayment, acceleration or declaration or otherwise, for the period from

[1] Dollar amount to reflect principal plus accrued interest through date of amendment and restatement.

[2] Dollar amount to reflect aggregate principal plus accrued interest through date of amendment and restatement.

and including the due date of such payment to but excluding the date the same is paid in full, at a rate of 18% per annum (but in no event in excess of the maximum rate permitted under applicable law) and shall compound annually.

Interest payable under this Note shall be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which interest is payable. For purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which the rate of interest provided for under this Note is equivalent may be determined by multiplying the rate provided for under this Note by a fraction the numerator of which is the number of days in the applicable calendar year and the denominator of which is 360.

Payments of principal and interest shall be made in lawful money of the United States of America to the Holder at its address as provided in Section 17 or by wire transfer to such account specified from time to time by the Holder hereof for such purpose as provided in Section 17.

1. Definitions. In addition to the terms defined elsewhere in this Note, (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Securities Purchase Agreement, dated as of June 4, 2007, among the Company and the Purchasers identified therein (as amended, the "**Purchase Agreement**"), and (b) the following terms have the meanings indicated:

"**Available Cash**" means cash and Cash Equivalents.

"**Bankruptcy Event**" means any of the following events: (a) the Company or a Subsidiary of the Company commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Subsidiary thereof; (b) there is commenced against the Company or any Subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any Subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered and the order is not discharged or stayed within 60 days; (d) the Company or any Subsidiary suffers the appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Company or any Subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"**Business Day**" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in New York City or Calgary, Alberta (Canada) are authorized or required by law or other governmental action to close or are otherwise generally not open for business.

"**Cash Equivalents**" means (a) securities issued, or directly, unconditionally and fully guaranteed or insured, by the United States or Canada or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition by the Company; (b) time deposits and certificates of deposit of any commercial bank having capital and surplus aggregating in excess of US$500,000,000 and a rating of "A" (or such other similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) with maturities of not more than one year from the date of acquisition by the Company; (c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (b) above, which repurchase obligations are secured by a valid perfected security interest in the underlying securities; (d) commercial paper issued by any person incorporated in the United States or Canada rated at least A-1 or the equivalent thereof by Standard & Poor's Rating Service or at least P-I or the equivalent thereof by Moody's Investors Service Inc., and in each case maturing not more than one year after the date of acquisition by the Company; (e) investments in money market funds at least 95% of whose assets are comprised of securities of the types described in clauses (a) through (d) above; and (f) demand deposit accounts maintained in the ordinary course of business with banking institutions meeting the qualifications specified in clause (b) above.

"**Change of Control**" means the occurrence of any of the following in one or a series of related transactions: (a) an acquisition after the Issue Date by an individual or legal entity or "group" under applicable Securities Laws of more than 50% of the voting rights or equity interests in the Company; (b) a replacement of more than 50% of the members of the Company's board of directors that is not approved or nominated by those individuals who are members of management or the board of directors on the Issue Date (or other directors previously approved by such individuals); (c) an amalgamation, arrangement, merger or consolidation of the Company or a sale directly or indirectly of any pharmaceutical compounds or other material assets of the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to such transaction continue to hold at least 50% of the voting rights and equity interests in the surviving entity or acquirer of such assets; (d) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than 50% of the voting rights or equity interests in the Company; (e) consummation of a "business combination" under Ontario Securities Laws with respect to the Company or any other transaction that would result in the Company no longer being a reporting issuer under applicable Securities Laws; or (f) the execution by the Company or its controlling shareholders of an agreement providing for or reasonably likely to result in any of the foregoing events.

"**Closing Price**" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the closing bid price per Common Share for such date (or the nearest preceding date) on the primary Trading Market; or (b) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith jointly by the Purchasers and the Company, the cost of which shall be paid by the Company.

"**Common Shares**" means the common shares of the Company and any securities into which they may be reclassified or for which they may be exchanged.

"Conversion Price" means CAD$2.61, subject to adjustment from time to time pursuant to Section 13.

"Equity Conditions" means, with respect to Common Shares issuable pursuant to the Transaction Documents (including, without limitation, upon a put or a conversion or exercise in full of the Notes and the Warrants or payment of interest under the Notes), that each of the following conditions are satisfied: (a) the number of authorized but unissued and otherwise unreserved Common Shares is sufficient for such issuance; (b) there are no restrictions upon issuance or resale of such Common Shares under applicable Securities Laws; (c) the Common Shares are listed or quoted (and are not suspended from trading) on the Trading Market and such Common Shares are approved for listing or quotation upon issuance; (d) such issuance would be permitted in full without violating Section 15 of this Note or the rules or regulations of the Trading Market; (e) no Triggering Event or Event of Default, nor any event or circumstance that with the passage of time and without being cured would constitute a Triggering Event or Event of Default has occurred and not been cured; (f) neither the Company nor any Subsidiary is in default or has breached (without cure) any material obligation under any Transaction Document; (g) no public announcement of a pending or proposed Change of Control transaction has occurred that has not been consummated; and, with respect to Section 2(b) and Section 9(h) hereof only, (h) the total dollar value traded on the Trading Market for no less than 10 of such 20 consecutive Trading Days shall be at least $250,000; provided that if any of such 20 consecutive Trading Days is a U.S. Trading Holiday, such day will not be counted as a Trading Day for purposes of this clause (h).

"Event Equity Value" means the average of the Closing Prices for each of the five (5) consecutive Trading Days preceding either (a) the date of delivery of the notice requiring payment of the Event Equity Value, or (b) the date on which such required payment (together with any other payments, expenses and liquidated damages then due and payable under the Transaction Documents) is paid in full, whichever is greater.

"Floating Price Security" means Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares.

"Issue Date" means the date of original issuance of this Note.

"Trading Day" means (a) any day on which the Common Shares are listed or quoted, and traded on the Trading Market, or (b) if the Common Shares are not then listed or quoted, and traded on the Trading Market, then any Business Day.

"Trading Market" means the TSX.

"Triggering Event" means any of the following events: (a) the date that is immediately prior to any Bankruptcy Event; (b) the Common Shares are not listed or quoted, or are suspended from trading, on the Trading Market for a period of five (5) or more Trading Days (which need not be consecutive Trading Days) in any 180 day period; (c) the Company fails for any reason to deliver a certificate evidencing any Securities to a Purchaser within five (5) Trading Days after delivery of such certificate is required pursuant to the Transaction Documents

or the exercise or conversion rights of the Purchasers pursuant to the Transaction Documents are otherwise suspended for any reason; (d) the Company fails to have available a sufficient number of authorized but unissued and otherwise unreserved Common Shares available to issue Underlying Shares upon conversion of the Notes and exercise of the Warrants or any conversion of Convertible Securities or fails to have full authority, including under all laws, rules and regulations of the Trading Market, to issue such Underlying Shares; (e) at any time after the Issue Date, any Common Shares issued or issuable pursuant to the Transaction Documents are not listed on the Trading Market; (f) the Company fails to make any cash payment required under the Transaction Documents and such failure is not cured within three (3) Business Days after notice of such default is first given to the Company by a Purchaser; (g) the Company fails to obtain any consent or approval required hereunder or by applicable laws to give full effect to the provisions of this Note or the Warrants, including any adjustment to the Conversion Price or Exercise Price provided for herein or therein, within thirty (30) days of such consent or approval first becoming required; (h) the Company breaches or defaults in the timely performance of any other obligation under the Transaction Documents and such breach or default continues uncured for a period of ten (10) days after the date on which notice of such default is first given to the Company by a Purchaser (it being understood that no prior notice need be given in the case of a default that cannot reasonably be cured within ten (10) days).

"**TSX**" means the Toronto Stock Exchange.

"**Underlying Shares**" means the Common Shares issuable (a) upon conversion of the Notes and/or upon exercise of the Warrants, (b) as payment of principal and/or interest under the Notes, and (c) in satisfaction of any other obligation of the Company to issue Common Shares pursuant to the Transaction Documents.

"**U.S. Trading Holiday**" means any day on which any national securities exchange located in the United States is regularly closed, but in no event greater than five days in any calendar year.

"**VWAP**" means, with respect to any particular Trading Day, the volume weighted average trading price per Common Share on such Trading Day on the Trading Market on which the Common Shares are traded on such Trading Day, as reported by Bloomberg, L.P., or any successor thereto performing similar functions, or if Bloomberg, L.P., or its successor, does not or ceases to perform such functions, then any other reporting service acceptable to Holder.

2. Interest.

(a) The Company shall pay interest to the Holder on the then outstanding principal amount of this Note at a rate of 12.0% per annum, (the "**Interest Rate**"). Interest shall be payable semi-annually on the first day of July and January (each, an "**Interest Payment Date**") in arrears (each payment, an "**Interest Payment**"), except if such date is not a Business Day such interest shall be payable on the next succeeding Business Day and such extension of time shall be included in computing the interest in respect of such payment. The first Interest Payment shall be due on January 1, 2008.

(b) At the Company's election, the Company shall pay each Interest Payment either (i) in cash, (ii) in Common Shares, or (iii) in any combination thereof. The Company shall notify the Holder not less than ten Trading Days prior to the applicable Interest Payment Date of the manner in which such Interest Payment shall be made. Any failure to so notify the Holder shall be deemed an election by the Company to make such Interest Payment in cash. Notwithstanding the foregoing, the Company may not make any Interest Payment in whole or in part to the Holder by issuing Common Shares unless, on the applicable Interest Payment Date, each of the Equity Conditions (including clause (h) thereof) are satisfied (or waived in writing by the Holder) with respect to such Common Shares. In the event the Company elects to make all or any portion of an Interest Payment in Common Shares and is permitted to do so in accordance with the conditions of this Section 2(b), the number of Common Shares issuable in respect of such Interest Payment shall be calculated by dividing the portion of the Interest Payment the Company has elected to make in Common Shares by 90% of the VWAP for the five consecutive Trading Days immediately preceding the Interest Payment Date. To the extent that any Interest Payment is made by issuing Common Shares, the Company shall, on or before the fifth Trading Day following the applicable Interest Payment Date, issue and deliver to the Holder a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled, provided that the Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, deliver Common Shares hereunder electronically through CDS Clearing and Depository Services Inc. Notwithstanding any election (or failure to make such an election) by the Company to the contrary, the Holder may, at any time prior to an Interest Payment Date, require that the applicable Interest Payment be made in Common Shares as provided in this Section 2(b) and may waive the Equity Conditions in connection therewith.

(c) Upon any conversion of this Note all accrued and unpaid interest on the principal amount converted shall be paid on the fifth (5th) Trading Day after conversion in cash or Common Shares as provided in Section 2(b), at the election of the Holder.

3. Principal.

(a) The Company shall pay the principal balance of this Note (the "**Principal Payment**") and any accrued but unpaid interest thereon to the Holder on the Maturity Date. If the Maturity Date is not a Business Day, then the Principal Payment due on that date will be due on the next succeeding Business Day and such extension of time shall be included in computing the interest in respect of such payment. To the extent any portion of the principal balance of this Note has been converted by the Holder to Common Shares pursuant to Section 8 below, the Principal Payment that would otherwise be payable to the Holder on the Maturity Date shall be reduced by the portion of the principal so converted until reduced to zero.

(b) Except as may otherwise be required under this Note, the Company may not at any time prepay this Note in whole or in part.

(c) At any time and from time to time after October 31, 2007, but not more often than one time per calendar month, the Holder may require the Company to redeem (A) up

to US$[______][3] (each, a "**Monthly Put**," and the percentage of the outstanding principal amount of this Note on the Put Payment Date (as defined below) that the Holder elects to put under this clause (c) in any given month, the "**Put Percentage**") plus (B) an amount equal to the Put Percentage of all accrued and unpaid interest as of the Put Payment Date (such amount, the "**Put Interest**," and the sum of the Monthly Put and the Put Interest, the "**Monthly Put Amount**") by delivering to the Company a put notice (a "**Put Notice**") in the form attached hereto, appropriately completed and duly signed, and the date any such Put Notice is delivered to the Company (as determined in accordance with the notice provisions in Section 17) is a "**Put Date**." The redemption of all or any portion of the principal amount of this Note and the interest thereon under this paragraph is referred to in this Note as a "put". Within five Business Days after delivery of any Put Notice (the "**Put Payment Date**"), the Company shall deliver to the Holder in respect of the Monthly Put Amount, cash in the amount set forth in the applicable Put Notice and the principal amount of this Note then outstanding and the accrued interest thereon shall be correspondingly reduced by the respective amounts of principal and interest redeemed pursuant to such Put Notice. Any put of this Note pursuant to this clause (c) shall be in accordance with all of the applicable provisions of this Note, including the applicable sections of Section 9 below. Notwithstanding the foregoing, the Monthly Put for any given month shall be increased to the extent the Company has not redeemed the Monthly Put, as may be increased hereby, at the Holder's election in any prior months and, if applicable, the Put Interest in any given month shall be increased accordingly. Interest shall continue to accrue on all principal amounts which are not redeemed by the Company at the Holder's election under this clause (c).

(d) At any time after January 12, 2009, the Company shall have the option to redeem all, or a portion of, the principal (including any accrued and unpaid interest) amount of this Note then outstanding (such amount being redeemed, the "**Redemption Amount**") at the Redemption Price (as defined below) by delivering a written notice to the Holder not less than ten (10) Trading Days prior to the proposed redemption date (the "**Company Redemption Date**"). The "**Redemption Price**" shall equal 125% of the Redemption Amount. On the Company Redemption Date, the Company will pay to the Holder by wire transfer the Redemption Price.

4. Ranking and Covenants.

(a) Except for Permitted Debt, no Debt shall be incurred or suffered to exist by the Company or any Subsidiary that is senior to or pari passu with this Note in right of payment, whether with respect to interest, principal, damages or upon liquidation or dissolution or otherwise. The Existing Notes shall rank pari passu with the Notes. So long as any Notes are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Debt of any kind other than Permitted Debt. Any Debt outstanding at any time, other than Permitted Debt, must be contractually and structurally subordinated to the debt incurred in respect of the Notes.

(b) So long as any Notes are outstanding, neither the Company nor any Subsidiary shall, directly or indirectly, (i) redeem, purchase or otherwise acquire any capital stock

[3] 5% of the principal amount of this Note on the date of issuance.

or set aside any monies for such a redemption, purchase or other acquisition of its capital stock (other than pursuant to clause (a) of the definition of Excluded Stock), or (ii) issue any Floating Price Security.

(c) If, at any time while any Note is outstanding, the Company or any Subsidiary issues or incurs any Debt other than Permitted Debt, the Company shall notify the Holder of such event and offer to repurchase, in such Holder's sole discretion, an amount of this Note from the Holder having an aggregate price (as determined below) equal to the lesser of (A) such Holder's pro rata portion of the net proceeds of such Debt (based on the portion of the Notes held by such Holder to the aggregate amount of Notes then outstanding), and (B) the aggregate amount required to repurchase this entire Note pursuant to this Section 4(c). All Notes repurchased under this Section 4(c) shall be repurchased at a price equal to the greater of (A) the outstanding principal amount of the Notes then held by such Holder, plus all accrued but unpaid interest and other amounts thereon through the date of payment, and (B) the Event Equity Value of the Underlying Shares then issuable upon conversion of the Notes purchased (without regard to any restrictions on conversion) and the closing of any such repurchase shall occur promptly upon notice from the Holder of an exercise of its rights hereunder.

(d) So long as any Notes or Underlying Shares are outstanding, the Company will use commercially reasonable efforts to satisfy the Equity Conditions at all times.

5. Reservation of Underlying Shares. The Company covenants that it will at all times reserve and keep available out of its authorized but unissued and otherwise unreserved Common Shares, solely for the purpose of enabling it to issue Underlying Shares as required hereunder, the number of Underlying Shares which are then issuable and deliverable upon the conversion of (and otherwise in respect of) each Note (taking into account the adjustments set forth in Section 13), free from preemptive rights or any other contingent purchase rights of Persons other than the Holder. The Company covenants that all Underlying Shares so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized and issued and fully paid and nonassessable. The Company covenants that it shall use its best efforts to satisfy each of the Equity Conditions.

6. Registration of Notes. The Company shall register the Notes upon records to be maintained by the Company for that purpose (the "**Note Register**") in the name of each record holder thereof from time to time. The Company may deem and treat the registered Holder of this Note as the absolute owner hereof for the purpose of any conversion hereof or any payment of interest or principal hereon, and for all other purposes.

7. Registration of Transfers and Exchanges. Subject to applicable Securities Laws, this Note and all rights hereunder are transferable in whole or in part upon the books of the Company by the Holder; provided, however, that the transferee shall agree in writing to be bound by the terms and subject to the conditions of this Note and the Purchase Agreement. The Company shall register the transfer of any portion of this Note in the Note Register upon surrender of this Note to the Company at its address for notice set forth herein. Upon any such registration or transfer, a new Note, in substantially the form of this Note (any such new Note, a "**New Note**"), evidencing the portion of this Note so transferred shall be issued to the transferee and a New Note evidencing the remaining portion of this Note not so transferred, if any, shall be

issued to the Holder. The acceptance of the New Note by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Note. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge or other fee will be imposed in connection with any such registration of transfer or exchange.

8. Conversion.

(a) At the Option of the Holder. The Holder may apply all or any portion of the outstanding principal amount of this Note to acquire Common Shares at the applicable Conversion Price then in effect. The Holder may apply all or a portion of the principal amount of this Note to acquire Common Shares pursuant to this paragraph at any time and from time to time after the Issue Date and for so long as this Note remains outstanding, by delivering to the Company a conversion notice (the "**Conversion Notice**"), in the form attached hereto, appropriately completed and duly signed, and the date any such Conversion Notice is delivered to the Company (as determined in accordance with the notice provisions in Section 17) is a "**Conversion Date**." The application of all or any portion of the principal amount of this Note to acquire Common Shares under this paragraph is referred to in this Note as a "conversion".

(b) Mandatory Conversion.

(i) At any time after June 30, 2008, until the Maturity Date (the "**Forced Conversion Period**"), all or any portion of this Note shall be applied, at the election of the Company, to acquire Common Shares at the applicable Conversion Price then in effect, if and only if each of the following conditions has been satisfied or waived by the Holder, in the Holder's sole discretion: (1) the average of the daily trading volumes of the Common Shares on the Trading Market for 20 consecutive Trading Days shall be at least 100,000 shares, (2) the VWAPs on the Trading Market shall be greater than CAD$5.22 (as adjusted for any stock split, stock combination or similar event after the Issue Date) for each of such 20 consecutive Trading Days and (3) each of the Equity Conditions shall have been satisfied during such 20 Trading Days and through the applicable conversion date.

(ii) In the event of any conversion or repayment of the principal amount of this Note, the amount of the Note that may be applied to purchase Common Shares as provided in this Section 8(b) shall be reduced by an equal amount.

(iii) The Company may exercise its rights under this Section 8 by delivering written notice (the "**Mandatory Conversion Notice**") to the Holder during the Forced Conversion Period and setting forth the amount of the Note to be applied and the date on which such application shall occur (a "**Conversion Date**"), which shall be not fewer than five and not more than 20 Trading Days after the date of delivery of the Mandatory Conversion Notice.

9. Mechanics of Put and Conversion.

(a) The number of Underlying Shares issuable upon any conversion of this Note shall equal the outstanding principal amount of this Note to be converted divided by the Conversion Price on the Conversion Date.

(b) Upon any conversion of this Note, the Company shall promptly (but in no event later than five Trading Days after the date the Company receives the applicable Put Notice or Conversion Notice) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder, and in such name or names as the Holder may designate, a certificate for the Underlying Shares issuable upon such put or conversion. The Holder, or any Person so designated by the Holder to receive Underlying Shares, shall be deemed to have become the holder of record of such Underlying Shares as of the Conversion Date. The Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, deliver Underlying Shares hereunder electronically through CDS Clearing and Depository Services Inc.

(c) The Holder shall not be required to deliver the original Note being converted in order to effect a put or conversion of such Note. Any put or conversion shall be deemed to be a reduction in the principal amount of the Note to the extent the put or conversion is effected. Upon surrender of this Note following one or more partial puts or conversions, the Company shall promptly deliver to the Holder a New Note representing the remaining outstanding principal amount of such Note.

(d) If the Holder is converting less than all of the principal amount of this Note, or if a put or conversion hereunder may not be effected in full due to the application of Section 15, the Company shall honor such put or conversion to the extent permissible hereunder and shall promptly deliver to the Holder a note identical in form to this Note indicating the principal amount (and accrued interest) which has not been put or converted.

(e) The Company's obligations to issue and deliver Underlying Shares upon any put or conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by any Holder to enforce the same, any waiver or consent with respect to any provision hereof (except a waiver or consent of the Holder in writing expressly to the contrary), the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by any Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by any Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to any Holder in connection with the issuance of such Underlying Shares.

(f) If by the fifth (5th) Trading Day after an applicable Conversion Date the Company fails to deliver or cause to be delivered to the Holder such Underlying Shares in such amounts and in the manner required pursuant to Section 9(a), then the Holder will have the right to rescind such conversion. If by the fifth (5th) Trading Day after a Conversion Date the Company fails to deliver or cause to be delivered to the Holder such Underlying Shares in such amounts and in the manner required pursuant to Section 9(a), and if after such fifth (5th) Trading Day the

Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Underlying Shares which the Holder anticipated receiving upon such put or conversion (a "**Buy-In**"), then the Company shall either (i) pay cash to the Holder (in addition to any other remedies available to or elected by the Holder) in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "**Buy-In Price**"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Common Shares, multiplied by (y) the Closing Price on the date of the event giving rise to the Company's obligation to deliver such certificate.

(g) Prior to the four-month anniversary of the Original Issue Date, each certificate for Underlying Shares shall bear a restrictive legend to the extent and as provided in the Purchase Agreement and any certificate issued at any time in exchange or substitution for any certificate bearing such legend, shall also bear such legend, unless, in the opinion of counsel for the holder thereof (which opinion shall be reasonably satisfactory to counsel for the Company), the securities represented thereby are not, at such time, required by applicable Securities Laws to bear such legend.

10. Events of Default.

(a) "**Event of Default**" means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) any default in the payment (free of any claim of subordination) of principal, interest or liquidated damages in respect of any Notes, as and when the same becomes due and payable (whether on a date specified for the payment of interest or the date on which the obligations under the Note mature or by acceleration, redemption, prepayment or otherwise), unless such default is cured within three Business Days following such default;

(ii) the Company or any Subsidiary defaults in any of its covenants or other material obligations in respect of (A) any Permitted Debt, or (B) any other note or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any Debt due under any long term leasing or factoring arrangement of the Company or any Subsidiary in an amount exceeding US$250,000, whether such Debt now exists or is hereafter created, and any such default is not waived or cured within the time permitted by such agreements or which results in the Debt becoming due and payable; or any event or circumstance occurs that with notice or lapse of time would constitute such a default.

(iii) there is entered against the Company or any Subsidiary (A) a final judgment or order for the payment of money in an aggregate amount exceeding

US$250,000, or (B) any one or more non-monetary final judgments that in either case, has not been paid within 30 days thereof or that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or any Subsidiary;

(iv) any provision of any Transaction Document, at any time after the Issue Date, and for any reason other than as expressly permitted thereunder, ceases to be in full force and effect; or the Company contests in any manner the validity or enforceability of any Transaction Document or any provision thereof; or the Company denies that it has any or further liability or obligation under any Transaction Document, or purports to revoke, terminate or rescind any Transaction Documents;

(v) the occurrence of a Triggering Event; or

(vi) the occurrence of a Bankruptcy Event.

(b) At any time or times following the occurrence of an Event of Default, the Holder shall have the option to elect, by notice to the Company (an "**Event Notice**"), to require the Company to repurchase all or any portion of the outstanding principal amount of this Note, at a repurchase price equal to 125% of the greater of (A) the outstanding principal amount of the Note, plus all accrued but unpaid interest thereon through the date of payment, or (B) the Event Equity Value of the Underlying Shares issuable upon conversion of such principal amount and all such accrued but unpaid interest thereon. The aggregate amount payable pursuant to the preceding sentence is referred to as the "**Event Price**." The Company shall pay the Event Price to the Holder no later than the fifth (5th) Trading Day following the date of delivery of the Event Notice with respect to any cash payment and on the fifth (5th) Trading Day following the date of delivery of the Event Notice with respect to any payment in Common Shares to the extent permitted (the "**Event Payment Date**"), and upon receipt of the Event Price the Holder shall deliver this Note and certificates evidencing any Underlying Shares so repurchased to the Company (to the extent such certificates have been delivered to the Holder).

(c) The Company, at the option of the Holder, shall pay the Event Price (i) in cash, (ii) in Common Shares, or (iii) any combination thereof. The Holder may specify the form of payment in the Event Notice; failure to timely provide such notice shall be deemed an election by the Holder to be paid the Event Price in cash. In the event that the Holder elects to be paid all or any portion of the Event Price in Common Shares, the number of Common Shares to be issued to the Holder as payment of the Event Price shall be calculated by dividing the portion of the Event Price the Holder has elected to receive in Common Shares by 90% of the VWAP for the five (5) consecutive Trading Days immediately preceding the Event Payment Date. To the extent an Event Price is to be paid in Common Shares, the Company shall, on or before the fifth (5th) Trading Day following the applicable Event Payment Date, (i) issue and deliver to the Holder a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled, or (ii) at all times after the Holder has notified the Company that this clause (ii) shall apply, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, credit the number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with CDS Clearing and Depository Services Inc.

(d) In connection with any Event of Default, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Any such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right incidental thereto.

11. Charges, Taxes and Expenses. Issuance of certificates for Underlying Shares upon a put or conversion of (or otherwise in respect of) this Note shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Underlying Shares or Notes in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Note or receiving Underlying Shares in respect hereof. Any and all payments by or on account of any obligation of the Company hereunder or under any other Transaction Document shall be made free and clear of and without reduction or withholding for any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority (other than taxes on or measured by net income of the Holder of this Note); provided that if any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings are required to be withheld by the Company pursuant to applicable law from any amounts payable to the Holder, then (i) the sum payable to Holder shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section) the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions or withholdings and (iii) the Company shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law.

12. Replacement Certificates. If any certificate for Underlying Shares is mutilated, lost, stolen or destroyed, or the Holder fails to deliver such certificate as may otherwise be provided herein the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for such certificate, a replacement certificate, bearing the same legends, if any, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, customary and reasonable indemnity. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.

13. Certain Adjustments. The Conversion Price is subject to adjustment from time to time as set forth in this Section 13.

(a) Dividends and Stock Splits. If the Company, at any time while this Note is outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital stock that is payable in Common Shares, (ii) subdivides outstanding

Common Shares into a larger number of shares, or (iii) combines outstanding Common Shares into a smaller number of shares, then in each such case the applicable Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this Section 13 (a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this Section 13(a) shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Company, at any time while this Note is outstanding, distributes to all holders of Common Shares (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (including cash) (in each case, "**Distributed Property**"), then in each such case the applicable Conversion Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Conversion Price multiplied by a fraction the denominator of which shall be the average of the Closing Prices for the five Trading Days ending three Trading Days prior to such record date (the "**Average Closing Price**") and the numerator of which shall be such Average Closing Price less the then fair market value of the Distributed Property distributed in respect of one outstanding Common Share, as determined by the Company's independent chartered accountants that regularly examine the financial statements of the Company or, if such accountants decline to make such valuation, such independent chartered accountants or valuation firm that is mutually acceptable to the Company and Holder (the "**Appraiser**"). In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an additional appraiser (which shall be an accounting or valuation firm), in which case such fair market value shall be deemed to equal the simple average of the values determined by each of the Appraiser and such additional appraiser. As an alternative to the foregoing adjustment to the applicable Conversion Price, to the extent not prohibited by applicable law, at the request of the Holder delivered before the 60th day after the record date fixed for determination of shareholders entitled to receive such distribution, the Company will deliver to the Holder the Distributed Property that the Holder would have been entitled to receive in respect of such number of Underlying Shares had the Holder been the record holder of such Underlying Shares immediately prior to such record date.

(c) Fundamental Changes. If, at any time while this Note is outstanding, (i) the Company effects any amalgamation, merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Shares covered by Section 13(a) above) (in any such case, a "**Fundamental Change**"), then upon any subsequent conversion of this Note, the Holder shall have the right only to receive for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Change, the same

kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of one Common Share (the "**Alternate Consideration**"). The aggregate Conversion Price will not be affected by any such Fundamental Change, but the Company shall apportion such aggregate Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then the Holder shall be given the same choice as to the Alternate Consideration it is entitled to receive upon any conversion of the Holder's Note following such Fundamental Change. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Change shall issue to the Holder a Note consistent with the foregoing provisions and evidencing the Holders' right to convert such Note only into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Change is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 13(c) and ensuring that the Note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Change (or other event referred to in Section 13 hereof).

(d) Subsequent Equity Sales.

(i) If, at any time prior to May 30, 2008, the Company or any Subsidiary issues additional Common Shares or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Common Shares or otherwise entitling any Person to acquire Common Shares (collectively, "**Common Share Equivalents**") at a purchase price per Common Share (the "**Effective Price**") less than the Conversion Price (as adjusted hereunder to such date), then the Conversion Price shall be reduced to equal the Effective Price. If, at any time after May 30, 2008, the Company or any Subsidiary issues Common Share Equivalents at an Effective Price less than the Conversion Price (as adjusted hereunder to such date), then the Conversion Price shall be reduced to equal the product of the Conversion Price then in effect multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding prior to such issuance plus the number of shares of Common Stock which the aggregate purchase price or exercise price for such Common Stock (plus, if applicable, the aggregate consideration received from the issuance of the Common Stock Equivalents) would purchase at the then current Conversion Price and the denominator shall be the number of shares of Common Stock outstanding or deemed to be outstanding immediately after such issuance. For purposes of this paragraph, in connection with any issuance of any Common Share Equivalents, (A) the maximum number of Common Shares potentially issuable at any time upon conversion, exercise or exchange of such Common Share Equivalents (the "**Deemed Number**") shall be deemed to be outstanding upon issuance of such Common Share Equivalents, (B) the Effective Price applicable to such Common Shares shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Share Equivalents and to convert, exercise or exchange them into Common Shares, divided by the Deemed Number, (C) no further adjustment shall be made to the Conversion Price upon the actual issuance of Common Shares upon conversion, exercise or exchange of such Common Share Equivalents, and (D) to the extent that any such Common Share Equivalents expire before

fully converted, exercised or exchanged, the Exercise Price will be readjusted to reflect such expiration.

(ii) If, at any time while this Note is outstanding, the Company directly or indirectly issues Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares (a "**Floating Price Security**"), then for purposes of applying the preceding paragraph in connection with any subsequent conversion, the Effective Price will be determined separately on each Conversion Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Shares on such Conversion Date (regardless of whether any such holder actually acquires any shares on such date).

(iii) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Shares and Common Share Equivalents made pursuant to the definition of Excluded Stock.

(e) Calculations. All calculations under this Section 13 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Shares.

(f) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 13, the Company at its expense will promptly compute such adjustment in accordance with the terms hereof and prepare a certificate describing in reasonable detail such adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's Transfer Agent.

(g) Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Change, or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least seven Trading Days prior to the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to ensure that the Holder is given the practical opportunity to convert this Note prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

(h) Approvals. In the event that any adjustment of the Conversion Price requires approval of the TSX or any other person or regulatory body, adjustment shall be made to

the maximum extent not requiring such approval and the Company shall use it best efforts to obtain the required approval as soon as possible.

14. Change of Control.

(a) Exchange upon Change of Control. As long any Notes are outstanding, prior to the consummation of any Change of Control following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Change of Control (in each case, the "**Acquiring Entity**") a written agreement (in form and substance reasonably satisfactory to the Holder) to deliver to the Holder in exchange for such Note, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Note (including, without limitation, having an interest rate equal to the interest rate of this Note and a conversion price proportionate to the Conversion Price of this Note) and reasonably satisfactory to the Holder. Prior to the consummation of any other Change of Control, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Holder) to ensure that the Holder will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) such number of Common Shares immediately theretofore acquirable and receivable upon the conversion of this Note such shares of stock, securities or assets that would have been issued or payable in such Change of Control with respect to or in exchange for the number of Common Shares which would have been acquirable and receivable upon the conversion of this Note as of the date of such Change of Control (without taking into account any limitations or restrictions on the convertibility of the Notes).

(b) Optional Repurchase Upon Change of Control. In addition to the rights of the Holder under Section 14(a), upon a Change of Control of the Company the Holder shall have the right, at the Holder's option, to require the Company to repurchase all or a portion of this Note at an aggregate price equal to (x) 125% of the greater of (A) the outstanding principal amount of such Note plus all accrued but unpaid interest thereon through the date of payment, and (B) the Event Equity Value of the Underlying Shares issuable upon conversion of such Note (without taking into account any limitations or restrictions on the convertibility of the Notes), or (y) an amount equal to the Black Scholes value of the outstanding principal amount of such Note plus all accrued but unpaid interest thereon through the date of payment (the "**Change of Control Repurchase Price**"). No sooner than 60 days nor later than 10 days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier (a "**Notice of Change of Control**") to the Holder. At any time during the period beginning after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least ten days prior to a Change of Control, at any time on or after the date which is ten days prior to a Change of Control) and ending two Trading Days after the date of such Change of Control, the Holder may require the Company to repurchase all or a portion of this Note by delivering written notice thereof via facsimile and overnight courier (a "**Notice of Repurchase Upon Change of Control**") to the Company, which Notice of Repurchase Upon Change of Control shall indicate (i) the portion of this Note that the Holder is submitting for repurchase, and (ii) the applicable Change of Control Repurchase Price, as calculated pursuant to this Section 14(b). Upon the Company's receipt of a Notice of Repurchase Upon Change of Control from the Holder, the Company shall promptly, but in no event later than two Trading

Days following such receipt, notify the Holder by facsimile of the Company's receipt of such Notice of Repurchase Upon Change of Control. The Company shall deliver the applicable Change of Control Repurchase Price simultaneously with, and only upon, the consummation of the Change of Control (such date, the "**Change of Control Payment Date**"). Payments provided for in this Section 14(b) shall have priority to payments to other shareholders in connection with a Change of Control.

15. Limitation on Put and Conversion. Notwithstanding anything to the contrary contained herein, the number of Common Shares that may be acquired by the Holder upon any put or conversion of this Note (or otherwise in respect of this Note) shall be limited to the extent necessary to ensure that, immediately following such put or conversion (or other issuance), the total number of Common Shares then beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder's for purposes of Section 102.1 of the Securities Act (Ontario), does not exceed 9.9% (the "**Maximum Percentage**") of the total number of issued and outstanding Common Shares (including for such purpose the Common Shares issuable upon such put or conversion). The Company's obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions herein or in any Transaction Document) until such time, if any, as such Common Shares may be issued in compliance with such limitation.

16. No Fractional Shares. The Company shall not issue or cause to be issued fractional Underlying Shares on any put or conversion of this Note. If any fraction of an Underlying Share would, except for the provisions of this Section 16, be issuable upon put or conversion of this Note, the number of Underlying Shares to be issued will be rounded down to the nearest whole share, with the fractional interest to be paid in cash based on the then current market price.

17. Notices. Any and all notices or other communications or deliveries hereunder (including any Put Notice or Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery. The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two Trading Days' prior notice to the other party in accordance with this Section 17.

18. Miscellaneous.

(a) This Note shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the restrictions on transfer set

forth herein and in the Purchase Agreement, this Note may be assigned by the Holder. The Company shall not be permitted to assign this Note absent the prior written consent of the Holder.

(b) Subject to Section 18(a), nothing in this Note shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Note.

(c) No waiver or delay on the part of the Holder in exercise of any right or privilege hereunder and no waiver of Event of Default hereunder shall operate as a waiver thereof unless made in writing and signed by the Holder. No written waiver shall preclude the further exercise by the Holder of any right or privilege hereunder, or extend or apply to any further Event of Default.

(d) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(e) The headings herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

(f) In case any one or more of the provisions of this Note shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Note shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Note.

(g) In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event (including those referred to in Section 13 hereof) occurring after

the Issue Date, each reference in this Note to a price (if not otherwise adjusted) shall be amended to appropriately account for such event.

(h) This Note, together with the other Transaction Documents, constitutes the entire agreement of the parties with respect to the subject matter hereof. No provision of this Note may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Holders holding not less than two-thirds of the then outstanding aggregate principal amount of the Notes issued hereunder or, in the case of a waiver (not approved in accordance with the amendment threshold above), by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right. The restrictions set forth in Section 15 hereof may not be amended or waived. This Note amends and restates in its entirety the note held by the Holder originally issued on June 6, 2007 and then amended and restated on August 31, 2007.

(i) The Holder shall have no rights as a holder of Common Shares as a result of being a holder of this Note, except as required by law or rights expressly provided in this Note.

(j) The Company shall, to the extent not prohibited under applicable Securities Laws, cooperate in issuing certificates representing Common Shares free of such legends upon the request of the Holder at any time after the date that is four months from the Issue Date.

(k) For the purposes of this Note, to the extent that any amount denominated in U.S. Dollars is being converted into, or divided by, an amount denominated in Canadian Dollars, the amount being so converted, or divided, shall equal the equivalent of such amount in Canadian Dollars determined at the rate of exchange equal to the Spot Rate on such date of determination. For the purposes hereof, the "**Spot Rate**" with respect to the put or conversion or division of an amount in U.S. Dollars to or by Canadian Dollars shall mean the rate of exchange as reported by Bloomberg, L.P. (or any other reporting service acceptable to the Holder) at 6:00 p.m. (New York time) on the Friday immediately preceding the applicable Put Date, Conversion Date, Interest Payment Date, Event Payment Date or such other applicable date of determination (or, if such Friday is not a Business Day in New York, the first Business Day immediately preceding such Friday) for the spot purchase in the foreign exchange market of such amount of U.S. Dollars with Canadian Dollars.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

RESVERLOGIX CORP.

By:______________________________
Name:
Title:

Schedule 1

FORM OF CONVERSION NOTICE

(To be executed by the registered Holder in order to convert Note)

The undersigned hereby elects to convert the specified principal amount of Convertible Notes (the "**Notes**") into common shares (the "**Common Shares**"), of **RESVERLOGIX CORP.**, a company organized under the Business Corporations Act (*Alberta*) (the "**Company**"), according to the conditions hereof, as of the date written below.

____
Date to Effect Conversion

____
Principal amount of Notes owned prior to conversion

____
Principal amount of Notes to be converted
(including accrued but unpaid interest thereon and indicating the Spot Rate)

____
Number of Common Shares to be Issued

____
Applicable Conversion Price

____
Principal amount of Notes owned subsequent to Conversion

____
Name of Holder

By:__________________________________
Name:
Title:

Schedule 2

FORM OF PUT NOTICE

(To be executed by the registered Holder in order to put Note)

The undersigned hereby elects to put the specified principal amount of Convertible Notes (the "**Notes**") into (a) cash or (b) common shares (the "**Common Shares**"), as set forth below, of **RESVERLOGIX CORP.**, a company organized under the Business Corporations Act (*Alberta*) (the "**Company**"), according to the conditions hereof, as of the date written below.

____
Date to of Delivery of Put Notice

____
Principal amount of Notes owned prior to Put

____
Principal amount of Notes to be put
([including accrued but unpaid interest thereon and] indicating the Spot Rate)

Principal amount payable in:

_______ Cash (in $ amount of principal); and/or

_______ Common Shares (in $ amount of principal)

____
Number of Common Shares to be Issued, if applicable

____
Put Price

____
Principal amount of Notes owned subsequent to Put

____
Name of Holder

By:______________________________
Name:
Title:

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Advances to Second Arm of Phase 1b/2a Clinical Trial

TSX Exchange Symbol: RVX

CALGARY, Oct. 21 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) announced today that the ongoing double blind placebo controlled Phase 1b/2a study in subjects with normal and low HDL is progressing as planned. The subjects in the first group receiving a low dose of RVX-208 show safety and tolerability. Thus the safety committee the has made a decision to commence the next cohort in which 24 subjects will receive treatment doses escalating each week, for a total of 4 weeks.

Donald J. McCaffrey, President and CEO of Resverlogix stated, "We are very pleased to be able to share this exciting clinical information with the Clinical Advisory Board at the American Heart Association meeting on November 8th."

Resverlogix will give an oral presentation during the American Heart Association Scientific Sessions meeting in November 2008 where the Company will present novel data for RVX-208 to attendees. Due to the nature of double blinded clinical trials and strict embargo rules set by the American Heart Association, data from this Phase 1b/2a clinical trial will not be presented in full until the completion of the trial.

About RVX-208

RVX-208, a novel small molecule therapeutic that facilitates endogenous ApoA-I production, is positioned to be one of the most promising emerging drugs in the treatment of atherosclerosis. To the Company's knowledge RVX-208 is the only novel small molecule that is specifically designed to increase ApoA-I production and thereby raise HDL levels thus enhancing HDL functionality to augment reverse cholesterol transport (RCT).

RCT is a pathway by which accumulated cholesterol is transported from the arterial wall to the liver for excretion, thus preventing atherosclerosis. Major constituents of RCT include acceptors such as high-density lipoprotein (HDL) and apolipoprotein A-I (ApoA-I). A critical part of RCT is cholesterol efflux, in which accumulated cholesterol is removed from macrophages.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations,

Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 09:00e 21-OCT-08

END